SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           For the month of July, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X        Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                Yes __     No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82_____.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 7, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                            By: /s/ Pedro Toll
                                                -------------------
                                            Name:  Pedro Toll
                                            Title: Deputy Manager

                                                                   June 29, 2004
                     BANCO LATINOAMERICANO DE EXPORTACIONES
[SEAL]        BALANCE SHEETS* December 2003 and January to May 2004
                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2003                                2004
------------------------------------------------------------------------------------------------------------------------------------
          Description                                 Absolute           %          December          January           February
------------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                     -45,541,482.74     -23.87     190,799,943.18    192,064,648.30    234,316,239.13
------------------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                           -3,534.26      -2.28         154,867.09        148,473.17        172,395.85
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                        -3,534.26      -2.28         154,867.09        148,473.17        172,395.85
------------------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks                    -45,522,288.77     -23.89     190,519,519.42    191,777,453.20    234,061,676.10
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                     2,076,747.34     288.24         720,483.31      3,182,508.52      2,934,580.72
------------------------------------------------------------------------------------------------------------------------------------
          Time                                     -47,599,036.11     -25.08     189,799,036.11    188,594,944.68    231,127,095.38
------------------------------------------------------------------------------------------------------------------------------------
      Others                                           -15,659.71     -12.47         125,556.67        138,721.93         82,167.18
------------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                                  -98,920,016.43      -5.70   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06
------------------------------------------------------------------------------------------------------------------------------------
      Local                                        -82,686,029.31     -39.15     211,227,524.30    167,786,374.36    177,192,240.23
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                      -16,233,987.12      -1.07   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83
------------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                              -1,727,163.41      -1.54     112,295,247.89    111,905,462.66    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       -1,727,163.41      -1.54     112,295,247.89    111,905,462.66    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                       21,859,110.38      42.96      50,888,083.69     64,583,832.22     63,669,397.02
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         -1,250,706.54     -20.27       6,170,009.76      5,967,530.86      6,004,000.34
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       23,109,816.92      51.68      44,718,073.93     58,616,301.36     57,665,396.68
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                     -124,329,552.20      -5.95   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS                                           24,420,217.55       4.75     514,414,316.03    518,360,985.90    521,737,597.31
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         -3,206,396.53      -7.36      43,587,485.58     45,390,804.32     42,062,496.54
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                                -3,206,396.53      -7.36      43,587,485.58     45,390,804.32     42,062,496.54
------------------------------------------------------------------------------------------------------------------------------------
               Demand                                3,816,396.78      83.04       4,595,824.32      6,094,329.66      6,101,933.23
------------------------------------------------------------------------------------------------------------------------------------
               Time                                 -7,022,793.31     -18.01      38,991,661.26     39,296,474.66     35,960,563.31
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       27,626,614.08       5.87     470,826,830.45    472,970,181.58    479,675,100.77
------------------------------------------------------------------------------------------------------------------------------------
          Customers                                -56,295,800.05     -39.08     144,069,723.19     99,357,945.44     87,518,635.29
------------------------------------------------------------------------------------------------------------------------------------
               Demand                               -1,621,938.32     -47.76       3,395,861.46      1,757,945.44      3,518,635.29
------------------------------------------------------------------------------------------------------------------------------------
               Time                                -54,673,861.73     -38.87     140,673,861.73     97,600,000.00     84,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                                83,922,414.13      25.68     326,757,107.26    373,612,236.14    392,156,465.48
------------------------------------------------------------------------------------------------------------------------------------
               Demand                               -1,004,166.39      -9.05      11,100,547.00     14,459,263.26     10,376,666.71
------------------------------------------------------------------------------------------------------------------------------------
               Time                                 84,926,580.52      26.90     315,656,560.26    359,152,972.88    381,779,798.77
------------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS                                       -185,841,088.76     -18.20   1,020,959,382.93  1,004,876,078.51    981,368,587.28
------------------------------------------------------------------------------------------------------------------------------------
      Local                                             29,700.20       0.14      21,603,810.80     21,603,810.80     21,603,810.80
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                     -185,870,788.96     -18.60     999,355,572.13    983,272,267.71    959,764,776.48
------------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                                   8,699,945.26       9.00      96,619,215.59    107,357,098.15    109,077,967.55
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         -3,841,458.55     -12.66      30,347,173.08     31,567,311.00     35,806,705.76
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       12,541,403.81      18.92      66,272,042.51     75,789,787.15     73,271,261.79
------------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                               28,391,373.75       6.21     457,127,031.59    467,568,246.20    474,963,115.38
------------------------------------------------------------------------------------------------------------------------------------
      Capital                                               -6.37       0.00     328,225,212.57    328,225,212.57    328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
      Capital Reserves                                       0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
      Retained Earnings                             97,816,091.12  14,720.27         664,499.09    102,415,864.02    102,415,864.02
------------------------------------------------------------------------------------------------------------------------------------
      Net Income                                   -69,707,057.01     -68.51     101,751,364.93     10,593,177.01     17,792,214.06
------------------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale                             282,346.01       2.86       9,876,226.22      9,724,263.82      9,920,095.95
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY             -124,329,552.20      -5.95   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                           2004
-------------------------------------------------------------------------------------------------------
                  Description                           March              April              May
-------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                      132,229,195.34    145,258,460.44    153,847,073.92
-------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                           148,973.07        151,332.83        804,092.05
-------------------------------------------------------------------------------------------------------
          Demand                                        148,973.07        151,332.83        804,092.05
-------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks                     131,933,367.96    144,997,230.65    152,964,580.58
-------------------------------------------------------------------------------------------------------
          Demand                                      2,833,367.96      2,797,230.65      1,764,580.58
-------------------------------------------------------------------------------------------------------
          Time                                      129,100,000.00    142,200,000.00    151,200,000.00
-------------------------------------------------------------------------------------------------------
      Others                                            146,854.31        109,896.96         78,401.29
-------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                                 1,645,045,191.99  1,636,216,654.95  1,688,616,702.20
-------------------------------------------------------------------------------------------------------
      Local                                         135,583,600.56    128,541,494.99    184,995,042.99
-------------------------------------------------------------------------------------------------------
      Foreign                                     1,509,461,591.43  1,507,675,159.96  1,503,621,659.21
-------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                              112,447,442.98    110,568,084.48    109,614,880.51
-------------------------------------------------------------------------------------------------------
      Foreign                                       112,447,442.98    110,568,084.48    109,614,880.51
-------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                        61,241,400.29     72,747,194.07     70,673,887.44
-------------------------------------------------------------------------------------------------------
      Local                                           5,069,422.26      4,919,303.22      5,134,214.91
-------------------------------------------------------------------------------------------------------
      Foreign                                        56,171,978.03     67,827,890.85     65,539,672.53
-------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                     1,950,963,230.60  1,964,790,393.94  2,022,752,544.07
-------------------------------------------------------------------------------------------------------
 DEPOSITS                                           535,697,217.51    538,834,533.58    582,122,023.34
-------------------------------------------------------------------------------------------------------
      Local                                          36,870,785.38     40,381,089.05     42,482,045.73
-------------------------------------------------------------------------------------------------------
          From Banks                                 36,870,785.38     40,381,089.05     42,482,045.73
-------------------------------------------------------------------------------------------------------
               Demand                                 5,906,842.96      8,412,221.10      7,417,202.75
-------------------------------------------------------------------------------------------------------
               Time                                  30,963,942.42     31,968,867.95     35,064,842.98
-------------------------------------------------------------------------------------------------------
      Foreign                                       498,826,432.13    498,453,444.53    539,639,977.61
-------------------------------------------------------------------------------------------------------
          Customers                                 108,117,642.12     87,773,923.14     45,534,928.45
-------------------------------------------------------------------------------------------------------
               Demand                                 5,117,642.12      1,773,923.14      1,534,928.45
-------------------------------------------------------------------------------------------------------
               Time                                 103,000,000.00     86,000,000.00     44,000,000.00
-------------------------------------------------------------------------------------------------------
          From Banks                                390,708,790.01    410,679,521.39    494,105,049.16
-------------------------------------------------------------------------------------------------------
               Demand                                 9,899,421.12     10,096,380.61     11,761,030.48
-------------------------------------------------------------------------------------------------------
               Time                                 380,809,368.89    400,583,140.78    482,344,018.68
-------------------------------------------------------------------------------------------------------
 BORROWINGS                                         831,663,808.85    835,118,294.17    817,166,704.50
-------------------------------------------------------------------------------------------------------
      Local                                          21,633,511.00     21,633,511.00     20,961,247.80
-------------------------------------------------------------------------------------------------------
      Foreign                                       810,030,297.85    813,484,783.17    796,205,456.70
-------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                                  100,999,864.50    105,319,160.85    125,660,212.69
-------------------------------------------------------------------------------------------------------
      Local                                          26,668,458.77     26,505,714.53     52,876,428.71
-------------------------------------------------------------------------------------------------------
      Foreign                                        74,331,405.73     78,813,446.32     72,783,783.98
-------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                               482,602,339.74    485,518,405.34    497,803,603.54
-------------------------------------------------------------------------------------------------------
      Capital                                       328,225,212.57    328,225,206.20    328,225,206.20
-------------------------------------------------------------------------------------------------------
      Capital Reserves                               16,609,728.78     16,609,728.78     16,609,728.78
-------------------------------------------------------------------------------------------------------
      Retained Earnings                              98,480,590.21     98,480,590.21     98,480,590.21
-------------------------------------------------------------------------------------------------------
      Net Income                                     28,353,232.45     32,044,307.92     45,163,182.37
-------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale                           10,933,575.73     10,158,572.23      9,324,895.98
-------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY             1,950,963,230.60  1,964,790,393.94  2,022,752,544.07
-------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
                                                                       2004
------------------------------------------------------------------------------------------------------------------
                  Description              June    July    August    September    October    November    December
------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS
------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks
------------------------------------------------------------------------------------------------------------------
          Demand
------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks
------------------------------------------------------------------------------------------------------------------
          Demand
------------------------------------------------------------------------------------------------------------------
          Time
------------------------------------------------------------------------------------------------------------------
      Others
------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO
------------------------------------------------------------------------------------------------------------------
      Local
------------------------------------------------------------------------------------------------------------------
      Foreign
------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES
------------------------------------------------------------------------------------------------------------------
      Foreign
------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS
------------------------------------------------------------------------------------------------------------------
      Local
------------------------------------------------------------------------------------------------------------------
      Foreign
------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS
------------------------------------------------------------------------------------------------------------------
 DEPOSITS
------------------------------------------------------------------------------------------------------------------
      Local
------------------------------------------------------------------------------------------------------------------
          From Banks
------------------------------------------------------------------------------------------------------------------
               Demand
------------------------------------------------------------------------------------------------------------------
               Time
------------------------------------------------------------------------------------------------------------------
      Foreign
------------------------------------------------------------------------------------------------------------------
          Customers
------------------------------------------------------------------------------------------------------------------
               Demand
------------------------------------------------------------------------------------------------------------------
               Time
------------------------------------------------------------------------------------------------------------------
          From Banks
------------------------------------------------------------------------------------------------------------------
               Demand
------------------------------------------------------------------------------------------------------------------
               Time
------------------------------------------------------------------------------------------------------------------
 BORROWINGS
------------------------------------------------------------------------------------------------------------------
      Local
------------------------------------------------------------------------------------------------------------------
      Foreign
------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES
------------------------------------------------------------------------------------------------------------------
      Local
------------------------------------------------------------------------------------------------------------------
      Foreign
------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------
      Capital
------------------------------------------------------------------------------------------------------------------
      Capital Reserves
------------------------------------------------------------------------------------------------------------------
      Retained Earnings
------------------------------------------------------------------------------------------------------------------
      Net Income
------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale
------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.
**    Monetary unit at par and equivalent with US$ dollars.
This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                                    Jun 29, 2004
                             STATEMENTS OF INCOME *
[SEAL]            BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                               January to May 2004
                                 (In Balboas)**



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           I
           Description              January          February          March            Quarter          April           May
-----------------------------------------------------------------------------------------------------------------------------------
Interest Income                    6,554,346.26    4,920,235.16     5,734,864.07    17,209,445.49     6,380,969.21    4,264,633.98
-----------------------------------------------------------------------------------------------------------------------------------
     Loans                         5,806,089.31    4,357,928.60     5,135,119.62    15,299,137.53     5,863,136.60    3,739,030.99
-----------------------------------------------------------------------------------------------------------------------------------
     Deposits                        134,326.48      151,395.63       195,196.95       480,919.06       117,950.90      125,544.66
-----------------------------------------------------------------------------------------------------------------------------------
     Investments                     613,930.47      410,910.93       404,547.50     1,429,388.90       399,881.71      400,058.33
-----------------------------------------------------------------------------------------------------------------------------------
Interest Expense                   2,503,583.65    2,302,555.27     2,483,510.96     7,289,649.88     1,968,282.79    1,574,042.61
-----------------------------------------------------------------------------------------------------------------------------------
     Interest                      2,463,551.58    2,289,995.94     2,487,621.71     7,241,169.23     1,967,086.81    1,573,928.57
-----------------------------------------------------------------------------------------------------------------------------------
     Commissions                      40,032.07       12,559.33        -4,110.75        48,480.65         1,195.98          114.04
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                4,050,762.61    2,617,679.89     3,251,353.11     9,919,795.61     4,412,686.42    2,690,591.37
-----------------------------------------------------------------------------------------------------------------------------------
Other Income                         574,025.74      440,603.31       840,675.99     1,855,305.04     1,113,133.33     -433,346.43
-----------------------------------------------------------------------------------------------------------------------------------
     Commissions                     548,963.99      665,864.96       509,460.70     1,724,289.65       448,767.69      534,153.82
-----------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations      -4,122.82        3,312.45          -188.10          -998.47        -5,276.39     -221,370.05
-----------------------------------------------------------------------------------------------------------------------------------
     Other Income                     29,184.57     -228,574.10       331,403.39       132,013.86       669,642.03     -746,130.20
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                   4,624,788.35    3,058,283.20     4,092,029.10    11,775,100.65     5,525,819.75    2,257,244.94
-----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                 1,845,294.21     -262,208.98        75,177.76     1,658,262.99     1,834,744.28      853,496.71
-----------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses       1,019,194.48      989,036.77     1,142,090.66     3,150,321.91     1,081,277.48    1,121,934.67
-----------------------------------------------------------------------------------------------------------------------------------
     General expenses                149,318.22      313,300.33       258,581.00       721,199.55       461,578.86      384,344.75
-----------------------------------------------------------------------------------------------------------------------------------
     Depreciation                    119,749.86      113,223.73       121,469.30       354,442.89       114,761.87      108,282.02
-----------------------------------------------------------------------------------------------------------------------------------
     Other expenses                  557,031.65   -1,677,769.81    -1,446,963.20    -2,567,701.36       177,126.07     -761,064.73
-----------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for
  loan losses                      2,779,494.14    3,320,492.18     4,016,851.34    10,116,837.66     3,691,075.47    1,403,748.23
-----------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses    -7,813,682.87   -3,878,544.87    -6,544,167.05   -18,236,394.79             0.00  -11,715,126.22
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                        10,593,177.01    7,199,037.05    10,561,018.39    28,353,232.45     3,691,075.47   13,118,874.45
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                     II                                                                  III
           Description              June           Quarter           July           August         September           Quarter
--------------------------------------------------------------------------------------------------------------------------------
Interest Income                                  10,645,603.19                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Loans                                        9,602,167.59                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Deposits                                       243,495.56                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Investments                                    799,940.04                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                  3,542,325.40                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Interest                                     3,541,015.38                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Commissions                                      1,310.02                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                               7,103,277.79                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Other Income                                        679,786.90                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Commissions                                    982,921.51                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                   -226,646.44                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Other Income                                   -76,488.17                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                                  7,783,064.69                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                2,688,240.99                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                      2,203,212.15                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     General expenses                               845,923.61                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                   223,043.89                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Other expenses                                -583,938.66                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for
  loan losses                                     5,094,823.70                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                  -11,715,126.22                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                       16,809,949.92                                                             0.00
--------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Quarter
           Description                            October         November       December              IV          Year to date
---------------------------------------------------------------------------------------------------------------------------------
Interest Income                                                                                          0.00      27,855,048.68
---------------------------------------------------------------------------------------------------------------------------------
     Loans                                                                                               0.00      24,901,305.12
---------------------------------------------------------------------------------------------------------------------------------
     Deposits                                                                                            0.00         724,414.62
---------------------------------------------------------------------------------------------------------------------------------
     Investments                                                                                         0.00       2,229,328.94
---------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                                                         0.00      10,831,975.28
---------------------------------------------------------------------------------------------------------------------------------
     Interest                                                                                            0.00      10,782,184.61
---------------------------------------------------------------------------------------------------------------------------------
     Commissions                                                                                         0.00          49,790.67
---------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                                      0.00      17,023,073.40
---------------------------------------------------------------------------------------------------------------------------------
Other Income                                                                                             0.00       2,535,091.94
---------------------------------------------------------------------------------------------------------------------------------
     Commissions                                                                                         0.00       2,707,211.16
---------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                                                                         0.00        -227,644.91
---------------------------------------------------------------------------------------------------------------------------------
     Other Income                                                                                        0.00          55,525.69
---------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                                         0.00      19,558,165.34
---------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                                                                       0.00       4,346,503.98
---------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                             0.00       5,353,534.06
---------------------------------------------------------------------------------------------------------------------------------
     General expenses                                                                                    0.00       1,567,123.16
---------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                                                                        0.00         577,486.78
---------------------------------------------------------------------------------------------------------------------------------
     Other expenses                                                                                      0.00      -3,151,640.02
---------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for
  loan losses                                                                                            0.00      15,211,661.36
---------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                                                                           0.00     -29,951,521.01
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                               0.00      45,163,182.37
---------------------------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.
**    Monetary unit at par and equivalent with US$ dollars.
This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                             29 de junio de 2004
[LOGO]               BANCO LATINOAMERICANO DE EXPORTACIONES
           BALANCE DE SITUACION DE DICIEMBRE 2003 Y ENERO - MAYO 2004
                                  (En Balboas)

----------------------------------------------------------------------------------------------------------------------------
                                                                           2003                                  2004
----------------------------------------------------------------------------------------------------------------------------
          Descripcion                        Absoluta          %          Diciembre            Enero            Febrero
----------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS                         -45,541,482.74     -23.87     190,799,943.18    192,064,648.30    234,316,239.13
----------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos              -3,534.26      -2.28         154,867.09        148,473.17        172,395.85
----------------------------------------------------------------------------------------------------------------------------
          A la Vista                           -3,534.26      -2.28         154,867.09        148,473.17        172,395.85
----------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos     -45,522,288.77     -23.89     190,519,519.42    191,777,453.20    234,061,676.10
----------------------------------------------------------------------------------------------------------------------------
          A la Vista                        2,076,747.34     288.24         720,483.31      3,182,508.52      2,934,580.72
----------------------------------------------------------------------------------------------------------------------------
          A Plazo                         -47,599,036.11     -25.08     189,799,036.11    188,594,944.68    231,127,095.38
----------------------------------------------------------------------------------------------------------------------------
      Otros                                   -15,659.71     -12.47         125,556.67        138,721.93         82,167.18
----------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA                       -98,920,016.43      -5.70   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06
----------------------------------------------------------------------------------------------------------------------------
      Locales                             -82,686,029.31     -39.15     211,227,524.30    167,786,374.36    177,192,240.23
----------------------------------------------------------------------------------------------------------------------------
      Extranjero                          -16,233,987.12      -1.07   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83
----------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES                    -1,727,163.41      -1.54     112,295,247.89    111,905,462.66    111,673,317.31
----------------------------------------------------------------------------------------------------------------------------
      Extranjero                           -1,727,163.41      -1.54     112,295,247.89    111,905,462.66    111,673,317.31
----------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS                             21,859,110.38      42.96      50,888,083.69     64,583,832.22     63,669,397.02
----------------------------------------------------------------------------------------------------------------------------
      Locales                              -1,250,706.54     -20.27       6,170,009.76      5,967,530.86      6,004,000.34
----------------------------------------------------------------------------------------------------------------------------
      Extranjero                           23,109,816.92      51.68      44,718,073.93     58,616,301.36     57,665,396.68
----------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS                        -124,329,552.20      -5.95   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
----------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS                                 24,420,217.55       4.75     514,414,316.03    518,360,985.90    521,737,597.31
----------------------------------------------------------------------------------------------------------------------------
      Locales                              -3,206,396.53      -7.36      43,587,485.58     45,390,804.32     42,062,496.54
----------------------------------------------------------------------------------------------------------------------------
          De Bancos                        -3,206,396.53      -7.36      43,587,485.58     45,390,804.32     42,062,496.54
----------------------------------------------------------------------------------------------------------------------------
               A la Vista                   3,816,396.78      83.04       4,595,824.32      6,094,329.66      6,101,933.23
----------------------------------------------------------------------------------------------------------------------------
               A Plazo                     -7,022,793.31     -18.01      38,991,661.26     39,296,474.66     35,960,563.31
----------------------------------------------------------------------------------------------------------------------------
      Extranjero                           27,626,614.08       5.87     470,826,830.45    472,970,181.58    479,675,100.77
----------------------------------------------------------------------------------------------------------------------------
          De Particulares                 -56,295,800.05     -39.08     144,069,723.19     99,357,945.44     87,518,635.29
----------------------------------------------------------------------------------------------------------------------------
               A la Vista                  -1,621,938.32     -47.76       3,395,861.46      1,757,945.44      3,518,635.29
----------------------------------------------------------------------------------------------------------------------------
               A Plazo                    -54,673,861.73     -38.87     140,673,861.73     97,600,000.00     84,000,000.00
----------------------------------------------------------------------------------------------------------------------------
          De Bancos                        83,922,414.13      25.68     326,757,107.26    373,612,236.14    392,156,465.48
----------------------------------------------------------------------------------------------------------------------------
               A la Vista                  -1,004,166.39      -9.05      11,100,547.00     14,459,263.26     10,376,666.71
----------------------------------------------------------------------------------------------------------------------------
               A Plazo                     84,926,580.52      26.90     315,656,560.26    359,152,972.88    381,779,798.77
----------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES                            -185,841,088.76     -18.20   1,020,959,382.93  1,004,876,078.51    981,368,587.28
----------------------------------------------------------------------------------------------------------------------------
      Locales                                  29,700.20       0.14      21,603,810.80     21,603,810.80     21,603,810.80
----------------------------------------------------------------------------------------------------------------------------
      Extranjero                         -185,870,788.96     -18.60     999,355,572.13    983,272,267.71    959,764,776.48
----------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS                              8,699,945.26       9.00      96,619,215.59    107,357,098.15    109,077,967.55
----------------------------------------------------------------------------------------------------------------------------
      Locales                              -3,841,458.55     -12.66      30,347,173.08     31,567,311.00     35,806,705.76
----------------------------------------------------------------------------------------------------------------------------
      Extranjero                           12,541,403.81      18.92      66,272,042.51     75,789,787.15     73,271,261.79
----------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO                                28,391,373.75       6.21     457,127,031.59    467,568,246.20    474,963,115.38
----------------------------------------------------------------------------------------------------------------------------
      Capital                                      -6.37       0.00     328,225,212.57    328,225,212.57    328,225,212.57
----------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital                           0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78
----------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores      97,816,091.12  14,720.27         664,499.09    102,415,864.02    102,415,864.02
----------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo                 -69,707,057.01     -68.51     101,751,364.93     10,593,177.01     17,792,214.06
----------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta               282,346.01       2.86       9,876,226.22      9,724,263.82      9,920,095.95
----------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO                     -124,329,552.20      -5.95   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
----------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                                                   2004
---------------------------------------------------------------------------------------------------------------------------
          Descripcion                         Marzo              Abril             Mayo            Junio             Julio
---------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS                        132,229,195.34    145,258,460.44    153,847,073.92
---------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos            148,973.07        151,332.83        804,092.05
---------------------------------------------------------------------------------------------------------------------------
          A la Vista                         148,973.07        151,332.83        804,092.05
---------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos    131,933,367.96    144,997,230.65    152,964,580.58
---------------------------------------------------------------------------------------------------------------------------
          A la Vista                       2,833,367.96      2,797,230.65      1,764,580.58
---------------------------------------------------------------------------------------------------------------------------
          A Plazo                        129,100,000.00    142,200,000.00    151,200,000.00
---------------------------------------------------------------------------------------------------------------------------
      Otros                                  146,854.31        109,896.96         78,401.29
---------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA                    1,645,045,191.99  1,636,216,654.95  1,688,616,702.20
---------------------------------------------------------------------------------------------------------------------------
      Locales                            135,583,600.56    128,541,494.99    184,995,042.99
---------------------------------------------------------------------------------------------------------------------------
      Extranjero                       1,509,461,591.43  1,507,675,159.96  1,503,621,659.21
---------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES                  112,447,442.98    110,568,084.48    109,614,880.51
---------------------------------------------------------------------------------------------------------------------------
      Extranjero                         112,447,442.98    110,568,084.48    109,614,880.51
---------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS                            61,241,400.29     72,747,194.07     70,673,887.44
---------------------------------------------------------------------------------------------------------------------------
      Locales                              5,069,422.26      4,919,303.22      5,134,214.91
---------------------------------------------------------------------------------------------------------------------------
      Extranjero                          56,171,978.03     67,827,890.85     65,539,672.53
---------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS                      1,950,963,230.60  1,964,790,393.94  2,022,752,544.07
---------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS                               535,697,217.51    538,834,533.58    582,122,023.34
---------------------------------------------------------------------------------------------------------------------------
      Locales                             36,870,785.38     40,381,089.05     42,482,045.73
---------------------------------------------------------------------------------------------------------------------------
          De Bancos                       36,870,785.38     40,381,089.05     42,482,045.73
---------------------------------------------------------------------------------------------------------------------------
               A la Vista                  5,906,842.96      8,412,221.10      7,417,202.75
---------------------------------------------------------------------------------------------------------------------------
               A Plazo                    30,963,942.42     31,968,867.95     35,064,842.98
---------------------------------------------------------------------------------------------------------------------------
      Extranjero                         498,826,432.13    498,453,444.53    539,639,977.61
---------------------------------------------------------------------------------------------------------------------------
          De Particulares                108,117,642.12     87,773,923.14     45,534,928.45
---------------------------------------------------------------------------------------------------------------------------
               A la Vista                  5,117,642.12      1,773,923.14      1,534,928.45
---------------------------------------------------------------------------------------------------------------------------
               A Plazo                   103,000,000.00     86,000,000.00     44,000,000.00
---------------------------------------------------------------------------------------------------------------------------
          De Bancos                      390,708,790.01    410,679,521.39    494,105,049.16
---------------------------------------------------------------------------------------------------------------------------
               A la Vista                  9,899,421.12     10,096,380.61     11,761,030.48
---------------------------------------------------------------------------------------------------------------------------
               A Plazo                   380,809,368.89    400,583,140.78    482,344,018.68
---------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES                            831,663,808.85    835,118,294.17    817,166,704.50
---------------------------------------------------------------------------------------------------------------------------
      Locales                             21,633,511.00     21,633,511.00     20,961,247.80
---------------------------------------------------------------------------------------------------------------------------
      Extranjero                         810,030,297.85    813,484,783.17    796,205,456.70
---------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS                           100,999,864.50    105,319,160.85    125,660,212.69
---------------------------------------------------------------------------------------------------------------------------
      Locales                             26,668,458.77     26,505,714.53     52,876,428.71
---------------------------------------------------------------------------------------------------------------------------
      Extranjero                          74,331,405.73     78,813,446.32     72,783,783.98
---------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO                              482,602,339.74    485,518,405.34    497,803,603.54
---------------------------------------------------------------------------------------------------------------------------
      Capital                            328,225,212.57    328,225,206.20    328,225,206.20
---------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital                 16,609,728.78     16,609,728.78     16,609,728.78
---------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores     98,480,590.21     98,480,590.21     98,480,590.21
---------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo                 28,353,232.45     32,044,307.92     45,163,182.37
---------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta           10,933,575.73     10,158,572.23      9,324,895.98
---------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO                   1,950,963,230.60  1,964,790,393.94  2,022,752,544.07
---------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                    2004
------------------------------------------------------------------------------------------------------------------------------------
          Descripcion                          Agosto         Septiembre           Octubre            Noviembre            Diciembre
------------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS
------------------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos
------------------------------------------------------------------------------------------------------------------------------------
          A la Vista
------------------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos
------------------------------------------------------------------------------------------------------------------------------------
          A la Vista
------------------------------------------------------------------------------------------------------------------------------------
          A Plazo
------------------------------------------------------------------------------------------------------------------------------------
      Otros
------------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA
------------------------------------------------------------------------------------------------------------------------------------
      Locales
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS
------------------------------------------------------------------------------------------------------------------------------------
      Locales
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS
------------------------------------------------------------------------------------------------------------------------------------
      Locales
------------------------------------------------------------------------------------------------------------------------------------
          De Bancos
------------------------------------------------------------------------------------------------------------------------------------
               A la Vista
------------------------------------------------------------------------------------------------------------------------------------
               A Plazo
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero
------------------------------------------------------------------------------------------------------------------------------------
          De Particulares
------------------------------------------------------------------------------------------------------------------------------------
               A la Vista
------------------------------------------------------------------------------------------------------------------------------------
               A Plazo
------------------------------------------------------------------------------------------------------------------------------------
          De Bancos
------------------------------------------------------------------------------------------------------------------------------------
               A la Vista
------------------------------------------------------------------------------------------------------------------------------------
               A Plazo
------------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES
------------------------------------------------------------------------------------------------------------------------------------
      Locales
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS
------------------------------------------------------------------------------------------------------------------------------------
      Locales
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO
------------------------------------------------------------------------------------------------------------------------------------
      Capital
------------------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital
------------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores
------------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo
------------------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta
------------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO
------------------------------------------------------------------------------------------------------------------------------------

                                                             29 de junio de 2004
                               ESTADO DE RESULTADO
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                                ENERO - MAYO 2004
                                  (En Balboas)

------------------------------------------------------------------------------------------------------------------------------------
           Descripcion                Enero           Febrero          Marzo          Trimestre I         Abril            Mayo
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses               6,554,346.26    4,920,235.16    5,734,864.07     17,209,445.49    6,380,969.21     4,264,633.98
------------------------------------------------------------------------------------------------------------------------------------
     Prestamos                       5,806,089.31    4,357,928.60    5,135,119.62     15,299,137.53    5,863,136.60     3,739,030.99
------------------------------------------------------------------------------------------------------------------------------------
     Depositos                         134,326.48      151,395.63      195,196.95        480,919.06      117,950.90       125,544.66
------------------------------------------------------------------------------------------------------------------------------------
     Inversiones                       613,930.47      410,910.93      404,547.50      1,429,388.90      399,881.71       400,058.33
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones               2,503,583.65    2,302,555.27    2,483,510.96      7,289,649.88    1,968,282.79     1,574,042.61
------------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados               2,463,551.58    2,289,995.94    2,487,621.71      7,241,169.23    1,967,086.81     1,573,928.57
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                         40,032.07       12,559.33       -4,110.75         48,480.65        1,195.98           114.04
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses            4,050,762.61    2,617,679.89    3,251,353.11      9,919,795.61    4,412,686.42     2,690,591.37
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                         574,025.74      440,603.31      840,675.99      1,855,305.04    1,113,133.33      -433,346.43
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                        548,963.99      665,864.96      509,460.70      1,724,289.65      448,767.69       534,153.82
------------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas            -4,122.82        3,312.45         -188.10           -998.47       -5,276.39      -221,370.05
------------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                     29,184.57     -228,574.10      331,403.39        132,013.86      669,642.03      -746,130.20
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones              4,624,788.35    3,058,283.20    4,092,029.10     11,775,100.65    5,525,819.75     2,257,244.94
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                    1,845,294.21     -262,208.98       75,177.76      1,658,262.99    1,834,744.28       853,496.71
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos          1,019,194.48      989,036.77    1,142,090.66      3,150,321.91    1,081,277.48     1,121,934.67
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                  149,318.22      313,300.33      258,581.00        721,199.55      461,578.86       384,344.75
------------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion            119,749.86      113,223.73      121,469.30        354,442.89      114,761.87       108,282.02
------------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                      557,031.65   -1,677,769.81   -1,446,963.20     -2,567,701.36      177,126.07      -761,064.73
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones        2,779,494.14    3,320,492.18    4,016,851.34     10,116,837.66    3,691,075.47     1,403,748.23
------------------------------------------------------------------------------------------------------------------------------------
     Provisiones por
       Cuentas Malas                -7,813,682.87   -3,878,544.87   -6,544,167.05    -18,236,394.79            0.00   -11,715,126.22
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                10,593,177.01    7,199,037.05   10,561,018.39     28,353,232.45    3,691,075.47    13,118,874.45
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
           Descripcion                Junio       Trimestre II        Julio          Agosto         Septiembre    Trimestre III
--------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                            10,645,603.19                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Prestamos                                     9,602,167.59                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Depositos                                       243,495.56                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Inversiones                                     799,940.04                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                             3,542,325.40                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                             3,541,015.38                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Comisiones                                        1,310.02                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                          7,103,277.79                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                       679,786.90                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Comisiones                                      982,921.51                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                        -226,646.44                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                                  -76,488.17                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                            7,783,064.69                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                                  2,688,240.99                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                        2,203,212.15                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                                845,923.61                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                          223,043.89                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                                   -583,938.66                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                      5,094,823.70                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
     Provisiones por
       Cuentas Malas                             -11,715,126.22                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                              16,809,949.92                                                            0.00
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
           Descripcion               Octubre        Noviembre       Diciembre       Trimestre IV    Acumulado Anual
--------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                                                      0.00      27,855,048.68
--------------------------------------------------------------------------------------------------------------------
     Prestamos                                                                              0.00      24,901,305.12
--------------------------------------------------------------------------------------------------------------------
     Depositos                                                                              0.00         724,414.62
--------------------------------------------------------------------------------------------------------------------
     Inversiones                                                                            0.00       2,229,328.94
--------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                                                                      0.00      10,831,975.28
--------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                                                                      0.00      10,782,184.61
--------------------------------------------------------------------------------------------------------------------
     Comisiones                                                                             0.00          49,790.67
--------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                                                                   0.00      17,023,073.40
--------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                                                              0.00       2,535,091.94
--------------------------------------------------------------------------------------------------------------------
     Comisiones                                                                             0.00       2,707,211.16
--------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                                                                0.00        -227,644.91
--------------------------------------------------------------------------------------------------------------------
     Otros ingresos                                                                         0.00          55,525.69
--------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                                                     0.00      19,558,165.34
--------------------------------------------------------------------------------------------------------------------
Egresos Generales                                                                           0.00       4,346,503.98
--------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                                                                 0.00       5,353,534.06
--------------------------------------------------------------------------------------------------------------------
     Gastos Generales                                                                       0.00       1,567,123.16
--------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                                                                 0.00         577,486.78
--------------------------------------------------------------------------------------------------------------------
     Otros Gastos                                                                           0.00      -3,151,640.02
--------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                                                               0.00      15,211,661.36
--------------------------------------------------------------------------------------------------------------------
     Provisiones por
       Cuentas Malas                                                                        0.00     -29,951,521.01
--------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                                                                        0.00      45,163,182.37
--------------------------------------------------------------------------------------------------------------------